UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person

   Meritage Investment Partners, LLC
   1600 Wynkoop Street, Suite 300
   Denver, CO 80202

2. Issuer Name and Ticker or Trading Symbol

   Exabyte Corporation (EXBT)

3. IRS or Social Security Number of Reporting Person, if an entity (Voluntary)


4. Statement for Month/Day/Year

   April 17, 2003

5. If Amendment, Date of Original (Month/Day/Year)


6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( )Director (X ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line) ( X ) Form filed by One Reporting Person ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)

   Common Stock

2. Transaction Date (Month/Day/Year)

    April 17, 2003

2A. Deemed Execution Date if any (Month/Day/Year)


3. Transaction Code (Instr. 8)
    Code V
     J (1)

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
     Amount                 (A) or (D)              Price
     ------                 ----------              -----

   22,500,000                   (D)                (1)

5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)

   22,500,000

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

   D

7. Nature of Indirect Beneficial Ownership (Instr. 4)


TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr.3)

2.  Conversion or Exercise Price of Derivative Security

3.  Transaction Date (Month/Day/Year)

3A. Deemed Execution Date, if any (Month/Day/Year)

4.  Transaction Code (Instr. 8) Code V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
         (A)               (D)

6. Date Exerciseable and Expiration Date (Month/Day/Year) Date Exercisable Expiration Date

7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title Amount or Number of Shares

8.  Price of Derivative Security (Instr. 5)

9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)

10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

11. Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:

(1) Meritage Investment Partners, LLC acquired the shares on this Form 4 as consideration for a guarantee extended by Meritage Private Equity Fund, L.P. for the benefit of Exabyte Corporation. Such shares are held by the Reporting Person for the benefit of Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P. and Meritage Entrepreneurs Fund, L.P. (collectively, the "Meritage Funds"). The Reporting Person is the sole general partner of each of the Meritage Funds.



     /s/ Laura Beller                                    April 17, 2003

**Signature of Reporting Person                                Date


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure